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September 4, 2015

Via Edgar

Ms. Stephanie Ciboroski,

Senior Assistant Chief Accountant,

Office of Financial Services II, Division of Corporation Finance

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Barclays PLC

Barclays Bank PLC

Forms 20-F for the Fiscal Year Ended December 31, 2014

Filed March 3, 2015

Form 6-K Filed July 29, 2015

File Nos. 001-09246 and 001-10257

Dear Ms. Ciboroski:

I refer to your letter dated September 2, 2015 to Tushar Morzaria, Group Finance Director of Barclays PLC and Barclays Bank PLC, relating to the above-referenced filings.

As I discussed with Jim Dunn on September 3, 2015, Barclays has begun its review of the comments in your letter, and Barclays has asked me to confirm that it intends to submit its responses to the Staff’s comments on or prior to September 30, 2015.

Very truly yours,

John O’Connor

cc:	Jim Dunn

(Securities and Exchange Commission)

Tushar Morzaria

Gary Romain

(Barclays PLC and Barclays Bank PLC)

George H. White

Lucas H. Carsley

Evan S. Simpson

(Sullivan & Cromwell LLP)

Sullivan & Cromwell LLP carries on business in England and Wales through Sullivan & Cromwell MNP LLP a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available on request or at www.sullcrom.com.

Sullivan & Cromwell MNP LLP is authorized and regulated by the Solicitors Regulation Authority (Number 00308712).

A list of the partners’ names and professional qualifications is available for inspection at 1 New Fetter Lane, London EC4A 1AN. All partners are either registered foreign lawyers or solicitors.

LONDON:516945.1